UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 01, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 August 2025
Exhibit No. 2	Total Voting Rights dated 01August 2025
Exhibit No. 3	Transaction in Own Shares dated 04 August 2025
Exhibit No. 4	Transaction in Own Shares dated 05 August 2025
Exhibit No. 5	Transaction in Own Shares dated 06 August 2025
Exhibit No. 6	Director/PDMR Shareholding dated 06 August 2025
Exhibit No. 7	Transaction in Own Shares dated 07 August 2025
Exhibit No. 8	Transaction in Own Shares dated 08 August 2025
Exhibit No. 9	Transaction in Own Shares dated 11 August 2025
Exhibit No. 10	Transaction in Own Shares dated 12 August 2025
Exhibit No. 11	Director/PDMR Shareholding dated 12 August 2025
Exhibit No. 12	Transaction in Own Shares dated 13 August 2025
Exhibit No. 13	Director/PDMR Shareholding dated 13 August 2025
Exhibit No. 14	Transaction in Own Shares dated 14 August 2025
Exhibit No. 15	Transaction in Own Shares dated 15 August 2025
Exhibit No. 16	Transaction in Own Shares dated 18 August 2025
Exhibit No. 17	Transaction in Own Shares dated 19 August 2025
Exhibit No. 18	Director/PDMR Shareholding dated 19 August 2025
Exhibit No. 19	Transaction in Own Shares dated 20 August 2025
Exhibit No. 20	Director/PDMR Shareholding dated 20 August 2025
Exhibit No. 21	Transaction in Own Shares dated 21 August 2025
Exhibit No. 22	Transaction in Own Shares dated 22 August 2025
Exhibit No. 23	Transaction in Own Shares dated 26 August 2025
Exhibit No. 24	Transaction in Own Shares dated 27 August 2025
Exhibit No. 25	Transaction in Own Shares dated 28 August 2025
Exhibit No. 26	Director/PDMR Shareholding dated 28 August 2025
Exhibit No. 27	Transaction in Own Shares dated 29 August 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 01, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

 Exhibit No. 1

01 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	31 July 2025
Number of ordinary shares purchased:	2,300,707
Highest price paid per share:	375.8500p
Lowest price paid per share:	370.8500p
Volume weighted average price paid per share:	373.7981p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,122,464,513 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,122,464,513) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5022T_1-2025-7-31.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 4,608,761 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.2023p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

1 August 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 July 2025, Barclays PLC's issued share capital consists of 14,122,464,513 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,122,464,513 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

04 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	01 August 2025
Number of ordinary shares purchased:	4,429,563
Highest price paid per share:	368.7000p
Lowest price paid per share:	352.9000p
Volume weighted average price paid per share:	361.2094p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,118,084,200 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,118,084,200) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7235T_1-2025-8-1.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 9,038,324 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.3247p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 4

05 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	04 August 2025
Number of ordinary shares purchased:	4,405,641
Highest price paid per share:	365.2500p
Lowest price paid per share:	361.2000p
Volume weighted average price paid per share:	363.1708p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,113,682,340 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,113,682,340) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9231T_1-2025-8-4.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 13,443,965 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 365.9635p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

06 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	05 August 2025
Number of ordinary shares purchased:	4,402,615
Highest price paid per share:	365.9500p
Lowest price paid per share:	359.5500p
Volume weighted average price paid per share:	363.4204p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,109,280,983 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,109,280,983) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1163U_1-2025-8-5.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 17,846,580 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 365.3361p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

6 August 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.618 per Share	33,374
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-05
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 7

07 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	06 August 2025
Number of ordinary shares purchased:	4,391,165
Highest price paid per share:	366.0000p
Lowest price paid per share:	362.9000p
Volume weighted average price paid per share:	364.3680p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,104,893,845 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,104,893,845) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3082U_1-2025-8-6.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 22,237,745 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 365.1450p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

08 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	07 August 2025
Number of ordinary shares purchased:	3,031,481
Highest price paid per share:	365.2500p
Lowest price paid per share:	360.8500p
Volume weighted average price paid per share:	362.8589p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,101,864,881 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,101,864,881) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4990U_1-2025-8-7.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 25,269,226 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 364.8707p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

11 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	08 August 2025
Number of ordinary shares purchased:	4,380,568
Highest price paid per share:	367.7000p
Lowest price paid per share:	361.7500p
Volume weighted average price paid per share:	365.2495p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,098,579,726 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,098,579,726) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6852U_1-2025-8-8.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 29,649,794 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 364.9267p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

12 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	11 August 2025
Number of ordinary shares purchased:	4,577,280
Highest price paid per share:	370.7000p
Lowest price paid per share:	365.8000p
Volume weighted average price paid per share:	368.5630p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,094,002,446 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,094,002,446) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8794U_1-2025-8-11.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 34,227,074 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 365.4130p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

12 August 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.632 per Share	81
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-07
f)	Place of the transaction	Outside a trading venue

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

13 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	12 August 2025
Number of ordinary shares purchased:	2,948,950
Highest price paid per share:	374.9500p
Lowest price paid per share:	370.3000p
Volume weighted average price paid per share:	372.9928p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,091,053,496 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,091,053,496) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0650V_1-2025-8-12.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 37,176,024 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 366.0142p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

13 August 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.739 per Share	500,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-12
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

14 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	13 August 2025
Number of ordinary shares purchased:	2,939,758
Highest price paid per share:	375.4500p
Lowest price paid per share:	372.3500p
Volume weighted average price paid per share:	374.1804p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,088,113,738 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,088,113,738) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2495V_1-2025-8-13.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 40,115,782 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 366.6127p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

15 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	14 August 2025
Number of ordinary shares purchased:	2,941,838
Highest price paid per share:	375.0500p
Lowest price paid per share:	372.3000p
Volume weighted average price paid per share:	373.9160p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,085,171,900 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,085,171,900) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4282V_1-2025-8-14.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 43,057,620 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.1116p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

18 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	15 August 2025
Number of ordinary shares purchased:	4,271,076
Highest price paid per share:	377.7000p
Lowest price paid per share:	369.0000p
Volume weighted average price paid per share:	374.6129p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,080,989,168 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,080,989,168) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6136V_1-2025-8-15.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 47,328,696 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.7886p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

19 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	18 August 2025
Number of ordinary shares purchased:	3,870,691
Highest price paid per share:	371.5000p
Lowest price paid per share:	366.7500p
Volume weighted average price paid per share:	369.7080p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,077,118,477 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,077,118,477) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7955V_1-2025-8-18.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 51,199,387 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 367.9337p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

19 August 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMR") and persons closely associated ("PCA") with PDMRs in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan P. Venkatakrishnan
2	Reason for the notification
a)	Position/status	C.S. Venkatakrishnan: Group Chief Executive P. Venkatakrishnan: PCA with Group Chief Executive1
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Transfer of Shares held by Computershare Investor Services plc on behalf of C.S. Venkatakrishnan to a joint brokerage account held in the names of C.S. Venkatakrishnan and P. Venkatakrishnan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		N/A	1,382,804
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-15
f)	Place of the transaction	Outside a trading venue

Note:

1.   The Company announced on 18 September 2024 (RNS number: 7382E) and 17 March 2025 (RNS number: 9951A) the receipt of 246,098 and 171,084 American Depository Shares ("ADSs"), respectively, by C.S. Venkatakrishnan. In each instance, the ADSs were transferred into a joint brokerage account held in the names of C.S. Venkatakrishnan and P. Venkatakrishnan. The Company announced on 2 May 2025 (RNS number: 3273H) the transfer of 200,000 ADSs by C.S Venkatakrishnan to a family trust account. The transfer of 200,000 ADSs was from a joint brokerage account held in the names of C.S. Venkatakrishnan and P. Venkatakrishnan to the family trust account.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.732 per Share	753,438
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-15
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

20 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	19 August 2025
Number of ordinary shares purchased:	2,943,602
Highest price paid per share:	375.4000p
Lowest price paid per share:	371.8000p
Volume weighted average price paid per share:	373.6919p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,074,174,875 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,074,174,875) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9784V_1-2025-8-19.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 54,142,989 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.2467p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

20 August 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.722 per Share	18,920
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-19
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 21

21 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	20 August 2025
Number of ordinary shares purchased:	2,965,524
Highest price paid per share:	373.5000p
Lowest price paid per share:	368.1000p
Volume weighted average price paid per share:	370.9294p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,071,209,351 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,071,209,351) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1592W_1-2025-8-20.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 57,108,513 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.3861p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

22 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	21 August 2025
Number of ordinary shares purchased:	2,951,461
Highest price paid per share:	375.5500p
Lowest price paid per share:	370.4000p
Volume weighted average price paid per share:	372.6967p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,068,257,890 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,068,257,890) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3374W_1-2025-8-21.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 60,059,974 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.5979p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 23

26 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	22 August 2025
Number of ordinary shares purchased:	2,929,088
Highest price paid per share:	378.2500p
Lowest price paid per share:	373.5500p
Volume weighted average price paid per share:	375.5435p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,065,354,087 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,065,354,087) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5106W_1-2025-8-22.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 62,989,062 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 368.9209p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                      Media Relations

Marina Shchukina +44 (0) 20 7116 2526                  Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

27 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	26 August 2025
Number of ordinary shares purchased:	2,957,183
Highest price paid per share:	374.6000p
Lowest price paid per share:	368.9500p
Volume weighted average price paid per share:	371.9756p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,062,396,904 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,062,396,904) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7559W_1-2025-8-26.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 65,946,245 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.0578p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

28 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	27 August 2025
Number of ordinary shares purchased:	2,324,449
Highest price paid per share:	376.1000p
Lowest price paid per share:	367.4500p
Volume weighted average price paid per share:	369.9803p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,060,072,455 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,060,072,455) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9525W_1-2025-8-27.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 68,270,694 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.0893p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 26

28 August 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.685 per Share	330,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-08-28
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 27

29 August 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	28 August 2025
Number of ordinary shares purchased:	2,329,590
Highest price paid per share:	373.6000p
Lowest price paid per share:	366.5000p
Volume weighted average price paid per share:	369.1637p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,057,742,865 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,057,742,865) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1311X_1-2025-8-28.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 70,600,284 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 369.0917p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755